UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 1)*

BRIGHTCOVE INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

10921T101
(CUSIP Number)

Tenzing Global Management LLC
90 New Montgomery, Suite 650
San Francisco, CA 94105
Telephone: (415) 645-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [   ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 10921T101

1	Name of reporting person
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Tenzing Global Management LLC 45-3120520
2	Check the appropriate box if a member of a group (a) [ ] (b) [X]

3	SEC use only

4	Source of funds

WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6	Citizenship or place of organization

Delaware
	7	Sole voting power
Number of
shares		0
beneficially	8	Shared voting power
owned by
each		2,500,000
reporting	9	Sole dispositive power
person
with		0
	10	Shared dispositive power

		2,500,000
11	Aggregate amount beneficially owned by each reporting person

2,500,000
12	Check box if the aggregate amount in Row (11) excludes certain shares [ ]

13	Percent of class represented by amount in Row (11)

6.8%
14	Type of reporting person

IA, OO

CUSIP No.: 10921T101

1	Name of reporting person
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Tenzing Global Investors LLC 27-5132283
2	Check the appropriate box if a member of a group (a) [ ] (b) [X]

3	SEC use only

4	Source of funds

WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6	Citizenship or place of organization

Delaware
	7	Sole voting power
Number of
shares		0
beneficially	8	Shared voting power
owned by
each		1,776,583
reporting	9	Sole dispositive power
person
with		0
	10	Shared dispositive power

		1,776,583
11	Aggregate amount beneficially owned by each reporting person

1,776,583
12	Check box if the aggregate amount in Row (11) excludes certain shares [ ]

13	Percent of class represented by amount in Row (11)

4.8%
14	Type of reporting person

OO

CUSIP No.: 10921T101

1	Name of reporting person
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Tenzing Global Investors Fund I LP 36-4708131
2	Check the appropriate box if a member of a group (a) [ ] (b) [X]

3	SEC use only

4	Source of funds

WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6	Citizenship or place of organization

Delaware
	7	Sole voting power
Number of
shares		0
beneficially	8	Shared voting power
owned by
each		1,776,583
reporting	9	Sole dispositive power
person
with		0
	10	Shared dispositive power

		1,776,583
11	Aggregate amount beneficially owned by each reporting person

1,776,583
12	Check box if the aggregate amount in Row (11) excludes certain shares [ ]

13	Percent of class represented by amount in Row (11)

4.8%
14	Type of reporting person

PN

CUSIP No.: 10921T101

1	Name of reporting person
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Chet Kapoor
2	Check the appropriate box if a member of a group (a) [ ] (b) [X]

3	SEC use only

4	Source of funds

WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6	Citizenship or place of organization

United States
	7	Sole voting power
Number of
shares		0
beneficially	8	Shared voting power
owned by
each		2,500,000
reporting	9	Sole dispositive power
person
with		0
	10	Shared dispositive power

		2,500,000
11	Aggregate amount beneficially owned by each reporting person

2,500,000
12	Check box if the aggregate amount in Row (11) excludes certain shares [ ]

13	Percent of class represented by amount in Row (11)

6.8%
14	Type of reporting person

IN

ITEM 1. Security and Issuer.

The class of equity securities to which this Amendment No. 1 to the Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of Brightcove Inc., with its principal executive offices located at 290 Congress Street, Boston, MA 02210. This Statement hereby amends the Schedule 13D filed with the Securities and Exchange Commission on February 1, 2019 to furnish the additional information set forth therein.

ITEM 2. Identity and Background.

(a)-(c) and (f) The names of the persons jointly filing this statement on Schedule 13D (the “Reporting Persons”) are: (1) Tenzing Global Management LLC, a Delaware limited liability company (“Tenzing Global Management”); (2) Tenzing Global Investors LLC, a Delaware limited liability company (“Tenzing Global Investors”); (3) Tenzing Global Investors Fund I LP, a Delaware limited partnership (“Fund I”); and (4) Chet Kapoor. Tenzing Global Management is an investment advisor. Tenzing Global Investors serves as the general partner of Fund I. Mr. Kapoor, a citizen of the United States, is a managing partner of Tenzing Global Management and Tenzing Global Investors, and the portfolio manager of Fund I and the Parallel Account (as defined below).

The principal business of Fund I is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of Tenzing Global Management is providing investment management services. The principal business of Tenzing Global Investors is serving as the general partner of Fund I. Tenzing Global Management also manages other accounts on a discretionary basis (“Parallel Account”). Mr. Kapoor is a managing partner of Tenzing Global Management and Tenzing Global Investors, and the portfolio manager of Fund I and the Parallel Account.

(d)–(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

The source and amount of funds (excluding commissions) used by Fund I in making its purchase of the shares of Common Stock owned by it in the aggregate was $1,039,585.35 from working capital.

The source and amount of funds (excluding commissions) used by the Parallel Account in making their purchase of the shares of Common Stock owned by the Parallel Account was $570,036.06 from working capital.

ITEM 4. Purpose of Transaction.

The Reporting Persons purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations. The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, and plans of the Reporting Persons. The Reporting Persons may discuss ideas that, if effected may result in a change in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or other changes in the board of directors or management of the Issuer.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own:

(i)	Fund I directly owns 1,766,583 shares of Common Stock representing 4.8% of all of the outstanding shares of Common Stock of the Issuer.

(ii)

Tenzing Global Investors, as the general partner of Fund I, may be deemed to beneficially own the 1,766,583 shares of Common Stock held by Fund I, representing 4.8% of all of the outstanding shares of Common Stock of the Issuer.

(iii)

Tenzing Global Management, as the investment advisor of Fund I and the investment manager of the Parallel Account, may be deemed to beneficially own 2,500,000 shares of Common Stock held by them, representing 6.8% of all of the outstanding shares of Common Stock of the Issuer.

(iv)	Mr. Kapoor may be deemed to be the beneficial owner of the shares of Common Stock owned by Tenzing Global Management.

(v)	Collectively, the Reporting Persons beneficially own 2,500,000 shares of Common Stock representing 6.8% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

The percentages set forth in this response are based on the 36,645,299 shares of Common Stock outstanding as of February 15, 2019, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 as filed with the SEC on February 21, 2019.

(b) Tenzing Global Management, Tenzing Global Investors, and Mr. Kapoor may be deemed to share with Fund I and the Parallel Account (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 1,766,583 shares of Common Stock and 733,417 shares of Common Stock reported herein, respectively.

Page 8 of 11 Pages

(c) The following Reporting Persons engaged in the following open-market transactions with respect to the Issuer’s Common Stock since February 1, 2019:

Tenzing Global Investors Fund I LP

Transaction	Number of	Price per		Type of
Date	Shares	Share		Transaction
2/1/2019	29,895	$ 7.9882	(1)	Purchase
2/4/2019	1,493	$ 8.0747	(2)	Purchase
2/5/2019	6,815	$ 8.3151	(3)	Purchase
2/6/2019	8,492	$ 8.4209	(4)	Purchase
2/7/2019	14,617	$ 8.4205	(5)	Purchase
2/8/2019	16,215	$ 8.4837	(6)	Purchase
2/11/2019	23,529	$ 8.6748	(7)	Purchase
2/12/2019	19,374	$ 8.5738	(8)	Purchase
2/13/2019	16,100	$ 8.6515	(9)	Purchase
2/14/2019	40,489	$ 8.5263	(10)	Purchase
2/15/2019	30,601	$ 8.5416	(11)	Purchase
2/19/2019	26,686	$ 8.3771	(12)	Purchase
2/20/2019	8,859	$ 8.4094	(13)	Purchase
2/25/2019	10,095	$ 8.4355	(14)	Purchase
2/26/2019	15,116	$ 8.7107	(15)	Purchase
2/27/2019	12,867	$ 8.7938	(16)	Purchase
2/28/2019	17,802	$ 8.7780	(17)	Purchase
3/1/2019	15,210	$ 8.9332	(18)	Purchase

Page 9 of 11 Pages

Parallel Account

Transaction	Number of	Price per		Type of
Date	Shares	Share		Transaction
2/1/2019	12,211	$ 7.9882	(1)	Purchase
2/4/2019	607	$ 8.0747	(2)	Purchase
2/5/2019	2,772	$ 8.3151	(3)	Purchase
2/6/2019	3,453	$ 8.4209	(4)	Purchase
2/7/2019	5,944	$ 8.4205	(5)	Purchase
2/8/2019	6,594	$ 8.4837	(6)	Purchase
2/11/2019	9,569	$ 8.6748	(7)	Purchase
2/12/2019	7,879	$ 8.5738	(8)	Purchase
2/13/2019	6,547	$ 8.6515	(9)	Purchase
2/14/2019	16,466	$ 8.5263	(10)	Purchase
2/15/2019	12,444	$ 8.5416	(11)	Purchase
2/19/2019	10,852	$ 8.3771	(12)	Purchase
2/20/2019	3,603	$ 8.4094	(13)	Purchase
2/25/2019	4,105	$ 8.4355	(14)	Purchase
2/26/2019	6,147	$ 8.7107	(15)	Purchase
2/27/2019	5,233	$ 8.7938	(16)	Purchase
2/28/2019	7,240	$ 8.7780	(17)	Purchase
3/1/2019	6,185	$ 8.9332	(18)	Purchase

(1)	Reflects the weighted average purchase price, for multiple trades executed at prices ranging from $7.95 to $8.03 per share.
(2)	Reflects the weighted average purchase price, for multiple trades executed at prices ranging from $8.02 to $8.12 per share.
(3)	Reflects the weighted average purchase price, for multiple trades executed at prices ranging from $8.15 to $8.41 per share.
(4)	Reflects the weighted average purchase price, for multiple trades executed at prices ranging from $8.29 to $8.50 per share.
(5)	Reflects the weighted average purchase price, for multiple trades executed at prices ranging from $8.39 to $8.48 per share.
(6)	Reflects the weighted average purchase price, for multiple trades executed at prices ranging from $8.39 to $8.60 per share.
(7)	Reflects the weighted average purchase price, for multiple trades executed at prices ranging from $8.58 to $8.75 per share.
(8)	Reflects the weighted average purchase price, for multiple trades executed at prices ranging from $8.48 to $8.71 per share.
(9)	Reflects the weighted average purchase price, for multiple trades executed at prices ranging from $8.60 to $8.71 per share.
(10)	Reflects the weighted average purchase price, for multiple trades executed at prices ranging from $8.22 to $8.68 per share.
(11)	Reflects the weighted average purchase price, for multiple trades executed at prices ranging from $8.48 to $8.69 per share.
(12)	Reflects the weighted average purchase price, for multiple trades executed at prices ranging from $8.35 to $8.47 per share.
(13)	Reflects the weighted average purchase price, for multiple trades executed at prices ranging from $8.36 to $8.48 per share.
(14)	Reflects the weighted average purchase price, for multiple trades executed at prices ranging from $8.43 to $8.44 per share.
(15)	Reflects the weighted average purchase price, for multiple trades executed at prices ranging from $8.55 to $8.81 per share.
(16)	Reflects the weighted average purchase price, for multiple trades executed at prices ranging from $8.62 to $8.85 per share.
(17)	Reflects the weighted average purchase price, for multiple trades executed at prices ranging from $8.73 to $8.91 per share.
(18)	Reflects the weighted average purchase price, for multiple trades executed at prices ranging from $8.87 to $8.95 per share.

                   Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement*

*Previously filed.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: March 7, 2019

Tenzing Global Management LLC

By:	/s/ Chet Kapoor
Chet Kapoor
Managing Partner of Tenzing Global
Management LLC

Tenzing Global Investors LLC

By:	/s/ Chet Kapoor
Chet Kapoor
Managing Partner of Tenzing Global Investors
LLC

Tenzing Global Investors Fund I LP
By:	Tenzing Global Investors, LLC, its General
Partner

By:	/s/ Chet Kapoor
Portfolio Manager of Tenzing Global
Investors Fund I LP

Chet Kapoor

/s/ Chet Kapoor
Chet Kapoor